===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                --------------

                              CIRCON CORPORATION
                           (NAME OF SUBJECT COMPANY)


                             MMI ACQUISITION CORP.
                             MAXXIM MEDICAL, INC.
                             MAXXIM MEDICAL, INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  172736 10 0

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                --------------

                              KENNETH W. DAVIDSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             MAXXIM MEDICAL, INC.
                            10300 49TH STREET NORTH
                             CLEARWATER, FL 33762
                           TELEPHONE: (727) 561-2100
                           FACSIMILE: (727) 561-2170
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)


                                   COPY TO:
                            MICHAEL E. GIZANG, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                              NEW YORK, NY 10022
                           TELEPHONE: (212) 735-3000
                           FACSIMILE: (212) 735-2000

                                --------------

                           CALCULATION OF FILING FEE
===============================================================================
TRANSACTION VALUATION* $219,797,445               AMOUNT OF FILING FEE $43,960
===============================================================================
 * Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 14,653,163 shares of common stock, $0.01 par value per share (the "Shares"), of Circon Corporation at a price of $15.00 per Share in cash, without interest thereon. Such number of Shares represents the 13,440,490 Shares outstanding as of November 20, 1998, and assumes the issuance prior to the consummation of the Offer of 1,212,673 Shares upon the exercise or conversion of outstanding stock options and warrants. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: Not Applicable
    Form or Registration No.: Not Applicable
    Filing Party: Not Applicable
    Date Filed: Not Applicable

===============================================================================

                                     14D-1

CUSIP NO. 172736 10 0

-------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      MMI ACQUISITION CORP.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                       (b)  [ ]

-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      BK
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(e) OR 2(f)                                         [ ]

-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
-------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      NONE
-------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
      CERTAIN SHARES                                                        [ ]

-------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

-------------------------------------------------------------------------------
  10  TYPE OF REPORTING PERSON

      CO
-------------------------------------------------------------------------------

                                     14D-1


CUSIP NO. 172736 10 1

-------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      MAXXIM MEDICAL, INC.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                       (b)  [ ]

-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      BK
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(e) OR 2(f)                                         [ ]

-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
-------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      NONE
-------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
      CERTAIN SHARES                                                        [ ]

-------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

-------------------------------------------------------------------------------
  10  TYPE OF REPORTING PERSON

      CO
-------------------------------------------------------------------------------

                                     14D-1


CUSIP NO. 172736 10 1

-------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      MAXXIM MEDICAL, INC.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      BK
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(e) OR 2(f)                                         [ ]

-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      TEXAS
-------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      NONE
-------------------------------------------------------------------------------
  8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
      CERTAIN SHARES                                                        [ ]

-------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

-------------------------------------------------------------------------------
  10  TYPE OF REPORTING PERSON

      CO
-------------------------------------------------------------------------------

                                 TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by MMI Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Maxxim Medical, Inc., a Delaware corporation ("Parent"), a wholly owned subsidiary of Maxxim Medical Inc., a Texas Corporation ("Maxxim"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock") including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of August 14, 1996, by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), of Circon Corporation, a Delaware corporation (the "Company"), at $15.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, constitute the "Offer").


ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Circon Corporation, and the address of its principal executive offices is 6500 Hollister Avenue, Santa Barbara, CA 93117. The telephone number of the Company at such location is
(805) 685-5100.

     (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.


ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by Maxxim, Parent and Purchaser. The information set forth in the "INTRODUCTION" and "Certain Information Concerning Maxxim, Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Maxxim, Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

     (e)-(f) During the last five years, none of Maxxim, Parent or Purchaser nor, to the best knowledge of Maxxim, Parent or Purchaser, any of the persons listed in Schedule I to the Offer to Purchase have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) Other than the transactions described in Item 3(b) below, none of Maxxim, Parent or Purchaser nor, to the best knowledge of Maxxim, Parent or Purchaser, any of the persons listed in Schedule I to the Offer to Purchase have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Other than the transactions described in Item 3(b) below, none of Maxxim, Parent or Purchaser nor, to the best knowledge of Maxxim, Parent or Purchaser, any of the persons listed in

Schedule I to the Offer to Purchase have entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Maxxim, Parent and Purchaser," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.


ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the "INTRODUCTION" and "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a)-(e) The information set forth in the "INTRODUCTION," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in the "INTRODUCTION" and "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Maxxim, Parent and Purchaser" and "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.



ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "INTRODUCTION," "Source and Amount of Funds," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Except as disclosed in Items 3 and 7 of this Statement, there are no present or proposed material contracts, arrangements, understandings or relationships between Maxxim, Parent or Purchaser, or to the best knowledge of Maxxim, Parent or Purchaser, any of the persons listed in Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

     (b)-(c) The information set forth in the "INTRODUCTION," "Conditions to the Offer" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (e) None.


     (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

   (a)(1)     Offer to Purchase, dated November 30, 1998.

   (a)(2)     Letter of Transmittal.

   (a)(3)     Notice of Guaranteed Delivery.

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(7)     Press Release, dated November 21, 1998.

   (a)(8)     Press Release, dated November 30, 1998.

   (a)(9)     Summary Advertisement.

   (b)(1) Commitment Letter, dated as of November 21, 1998, by and among Maxxim, NationsBank, N.A. and NationsBanc Montgomery Securities LLC.

   (c)(1) Agreement and Plan of Merger, dated as of November 21, 1998, by and among Parent, Purchaser and the Company.

   (c)(2) Exclusivity Agreement, dated as of November 17, 1998, by and between Maxxim and the Company.

   (d)        None.

   (e)        Not applicable.

   (f)        None.

                                   SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 30, 1998

                                        MMI ACQUISITION CORP.


                                        By: /s/ KENNETH W. DAVIDSON
                                           ------------------------------------

                                           Name: Kenneth W. Davidson

                                           Title: President




                                        MAXXIM MEDICAL, INC.


                                        By: /s/ KENNETH W. DAVIDSON
                                           ------------------------------------

                                           Name: Kenneth W. Davidson

                                           Title: Chairman of the Board,
                                                 President and
                                                  Chief Executive Officer




                                        MAXXIM MEDICAL, INC.


                                        By: /s/ KENNETH W. DAVIDSON
                                           ------------------------------------

                                           Name: Kenneth W. Davidson

                                           Title: Chairman of the Board,
                                                 President and
                                                  Chief Executive Officer

                               INDEX TO EXHIBITS


                                                                                                 SEQUENTIAL
EXHIBIT                                                                                           PAGE NO.
-------------                                                                                   -----------
  (a)(1)        Offer to Purchase, dated November 30, 1998.
  (a)(2)        Letter of Transmittal.
  (a)(3)        Notice of Guaranteed Delivery.
  (a)(4)        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                Nominees.
  (a)(5)        Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.
  (a)(6)        Guidelines for Certification of Taxpayer Identification Number on Substitute
                Form W-9.
  (a)(7)        Press Release, dated November 21, 1998.
  (a)(8)        Press Release, dated November 30, 1998.
  (a)(9)        Summary Advertisement.
  (b)(1)        Commitment Letter, dated as of November 21, 1998, by and among Maxxim,
                NationsBank, N.A. and NationsBanc Montgomery Securities LLC.
  (c)(1)        Agreement and Plan of Merger, dated as of November 21, 1998, by and among
                Parent, Purchaser and the Company.
  (c)(2)        Exclusivity Agreement, dated as of November 17, 1998, by and between
                Maxxim and the Company.
    (d)         None.
    (e)         Not applicable.
    (f)         None.